ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

SEC Mail Processing Section
APR 27 2009
Washington, DC
109

April 22, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

COLIN JOHN HARPER
Company Secretary

09046012

Lodgement with Australian Stock Exchange:
22 April 2009 (ASX: Announcement and Media Release – Notice under Section 708A of the Corporations Act)

dlw 5/1

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

ANNOUNCEMENT AND MEDIA RELEASE

NOTICE UNDER SECTION 708A OF THE CORPORATIONS ACT

The Company hereby gives notice to the ASX as follows:

1. The Company has issued the securities described in the Schedule ("the Securities").

2. The Securities were issued by the Company without disclosure being given under Part 6D.2 of the Corporations Act.

3. This notice is given under section 708A(5)(e) of the Corporations Act.

4. As at the date of this notice, the Company has complied with:

   (i) the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and

   (ii) section 674 of the Corporations Act.

5. As at the date of this notice, there is no "excluded information" as defined in section 708A(7) and (8) of the Corporations Act in relation to the Company.

SCHEDULE
Description of the Securities

70,000,000 ordinary fully paid shares in the capital of the Company issued at a price of 5 cents per share. These shares represent the allotment of shares under the share placement announced to the market on 26 March 2009.

This Notice is dated the 22nd day of April 2009.

Colin Harper
Company Secretary
First Australian Resources Limited

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au